Online Consortium Corp.

P.O. Box 11133

#2250-1055 W. Georgia Street

Vancouver, BC Canada V6E 3P3

VIA EDGAR

Securities and Exchange Commission     August 14,2002
Mail Stop 4-6
Washington, DC 20549

Attn:    Barbara C. Jacobs
         Assistant Director

                  Re: Online Consortium Corp.
                  Registration Statement on Form 10-12b
                  File No. 1-31358
                  Filed June 17, 2002
Dear Ms. Jacobs:

         In connection with your correspondence dated August 12, 2002, please be informed that the Company is unable to respond to your requests for additional information prior to the effective date on August 16, 2002.

         Therefore, the Company respectfully submits this request for withdrawal of the filing of the Form 10-12b Registration Statement. We do plan to re-file our registration statement upon the completion of these open items.

         In the event you have any questions or require anything additional, please do not hesitate to contact me.

                                                     Sincerely,

                                                     /s/ D. Grant Macdonald
                                                     ---------------------
                                                     D. Grant Macdonald
                                                     President